June 17, 2019

Robert B. Ladd
Chief Executive Officer
MGT Capital Investments, Inc.
512 S. Mangum Street, Suite 408
Durham, NC 27701

       Re: MGT Capital Investments, Inc.
           Registration Statement on Form S-1
           Filed June 4, 2019
           File No. 333-231928

Dear Mr. Ladd:

        We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Selling Stockholder, page 20

1. Your statement that the selling stockholder has not had any material relationships with the company in the past three years appears inconsistent with the disclosure on page 2 that
       Oasis Capital is currently a note holder. Please advise or revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert B. Ladd
MGT Capital Investments, Inc.
June 17, 2019
Page 2

        You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence,
Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.



                                                           Sincerely,

FirstName LastNameRobert B. Ladd                           Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameMGT Capital Investments, Inc.
                                                           and Services
June 17, 2019 Page 2
cc:       Kenneth A. Schlesinger
FirstName LastName